UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 14f-1
                 Under the Securities Exchange Act of 1934



                           SNELLING TRAVEL, INC.
           -----------------------------------------------------

                       (Exact name of registrant as
                    specified in its corporate charter)


                                  0-26461
                   ----------------------------------------
                            Commission File No.


             Colorado                                  58-2368425
     ------------------------                     --------------------
     (State of Incorporation)                        (IRS Employer
                                                   Identification No.)



                        55 Pharr Road, Suite A-207
                          Atlanta, Georgia 30305
                 ----------------------------------------
                 (Address of principal executive offices)



                              (404) 841-0111
           ----------------------------------------------------
           (Registrant's telephone number, including area code)


                             December 28, 1999

                           Snelling Travel, Inc.
                              Schedule 14f-1

INTRODUCTION

     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors of Snelling Travel, Inc. (the "Company" or "Snelling Travel"). This change may result from the proposed merger between the Company's wholly owned subsidiary, Snelling Acquisition Corp., a Colorado corporation (Snelling Acquisition") and Plus Solutions, Inc., a privately held Texas corporation ("Plus") (the "Merger").

     Effective December 15, 1999, the Company, Snelling Acquisition and Plus executed a Plan and Agreement of Merger ("Agreement") pursuant to which Snelling Acquisition agreed to merge with and into Plus such that Plus would be the survivor and become a wholly owned subsidiary of the Company. To accomplish the Merger, the Company agreed to issue to the shareholders of Plus, an aggregate of 22,737,500 shares of its Common Stock (the "Merger Shares"). Upon completion of the Merger (the "Effective Date"), the Company's current directors (the "Outgoing Directors") will resign and be replaced by new directors designated by Plus (the "Incoming Directors").

     Following the Effective Date of the Merger, anticipated to occur no later than January 31, 2000, three Incoming Directors shall replace the Outgoing Directors of the Company. The change in directors is intended to be effective at the closing of the Merger, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.


VOTING SECURITIES

     There are currently 44,225,000 shares of the Company's Common Stock outstanding, following a 29 for 1 stock dividend effected in connection with the Agreement. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Upon the Effective Date, following the issuance of the Merger shares and the cancellation of certain shares currently owned by Snelling shareholders, there will be 38,062,500 shares of the Company's Common Stock outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders. The Company has no other securities, voting or nonvoting, outstanding.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the Effective Date by (i) each of the Incoming Directors; (ii) each named executive officer of


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the Company (as that term is defined in Item 402 (a)(3) of Regulation S-B;
(iii) each person who will be the beneficial owner of more than five percent of the Company's Common Stock and (iv) all of the Incoming Directors and executive officers as a group. Following consummation of the Merger, issuance of the Merger Shares and cancellation of certain shares owned by existing management, there will be outstanding an aggregate of 38,062,500 Shares of Common Stock. All share ownership listed in the table is direct, unless otherwise indicated.

       Name and address of           Amount and nature        Percent
       Beneficial owners             of Beneficial Ownership  of Class
       ---------------------------------------------------------------

       Max Golden (1, 2, 3)               6,390,532           16.79%
       2112 Menton
       Carrollton, Texas 75006

       Mack Lawrence (1)                     81,930              *
       1792 Kingwood
       Southlake, Texas 76092

       John Reynolds (1)                       0                 *
       1230 St. Andrews Rd., RR1
       Gibsons, B.C. Canada V0N 1V1

       Rita Hunter (2)                    1,328,174            3.49%
       2802 Ridgeview Drive
       Sachse, Texas 75048

       Martha Scroggins (2)               1,863,905            4.90%
       5607 Covehaven Dr.
       Dallas, Texas 75252

       Ballard Property Company #1, Ltd.  3,064,178            8.05%
       7228 Spring Valley Road
       Dallas, Texas 75240

       Mario Pinto                        3,580,792            6.78%
       531 Landsdale #205
       North Vancouver, BC Canada V7L 2G6

       All Incoming officers and          9,664,541           25.39%
       directors as a group
       (5 persons)

------------------------------------------

   *   Less than 1%.
  (1)  Incoming Director.
  (2)  Incoming Executive Officer.
  (3) Includes 300,000 shares owned by Ruby Holdings, Inc. an Indiana corporation of which Mr. Golden is the sole shareholder and director.


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
CHANGES IN CONTROL

     In connection with the Agreement, the Company will issue an aggregate of 22,737,500 shares of Common Stock to the shareholders of Plus. At the same time, certain shareholders of the Company shall surrender for cancellation one or more certificates representing an aggregate of 28,900,000 shares of the Company's Common Stock and shall resign their positions as directors and officers of the Company. At the Effective Date, and following delivery and filing of this Schedule 14f, the three Incoming Directors will become the sole members of the Board. As a result, the Company will have experienced an effective change in control.

     The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

     No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

     As described above, in connection with the Agreement, Messrs. Snelling and Mallon will resign as executive officers and directors of the Company as of the Effective Date. The following information relates to the Incoming Directors and officers who will become directors and officers upon the Effective Date and filing and delivery of this Schedule 14f:

     Incoming Directors/Officers:       Age:      Position:
     ------------------------------------------------------
     Max L. Golden                      50        Chairman of the
                                                  Board,
                                                  President, Chief
                                                  Executive Officer

     Mack Lawrence                      53        Director

     John Reynolds                      57        Director

     Rita Hunter                        41        Vice President

     Martha Scroggins                   51        Secretary


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
     Each of the Incoming Directors will serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company serve at the pleasure of the Board of Directors.

FAMILY RELATIONSHIPS

     No family relationships exist between any of the officers and directors of the Company.

BUSINESS EXPERIENCE

Max L. Golden:
--------------
Mr. Golden has been the chairman and president of Plus Solutions, Inc., a private Texas corporation, since October 1998. Plus Solutions is a development stage entity focused on the development and implementation of business to business E-commerce solutions. From 1995 to 1998, he served as president and manager of Alliance Associates, LLC, a Texas limited liability company, whose business activities include Internet and Web site technical development. From 1986 to date, he has also served as President of Ruby Holdings, Inc., an Indiana corporation. Through Ruby Holdings, Mr. Golden served as a consultant to companies primarily in the energy area. Mr. Golden graduated from the Kelly School of Business, Indiana University, in 1971 with a Bachelor of Science degree.

Richard Mack Lawrence:
----------------------
Mr. Lawrence is a principal and president of Regency Gas Company, a private Texas corporation, a position he has occupied since 1992. From 1985 to 1992, Mr. Lawrence served as a principal and officer in a number of private companies, including American Central Gas Company. From 1969 to 1985, Mr. Lawrence served in several capacities at The Texas Utilities Commission, including Manager of Gas Supply. Mr. Lawrence graduated from the University of Texas in 1969 with a Bachelors of Business Administration.

John Reynolds:
--------------
Mr. Reynolds is currently a Member of Parliament in the Canadian federal government, occupying a seat in the House of Commons, a position he has occupied since 1997. Concurrently, he serves as the president of Reynolds Enterprises Ltd. (since 1994) and Griney Consultants Inc. (since 1997), both private Canadian companies. Each of these entities is engaged in consulting and venture capital formation for high tech enterprises. Mr. Reynolds also serves as a director of Vitality Products, which stock trades on the Canadian Venture Exchange.

Rita Hunter:
------------
Since 1996, Ms. Hunter has been employed by Alliance Associates, LLC, a Texas limited liability company in the capacity of director of marketing
and serves as vice president of Plus Solutions, Inc.   From 1993 to 1996,
she served as director of Client and Field Services at AmGas Inc., a Texas corporation. Ms. Hunter graduated from Southern Arkansas University with a B.B.A. in accounting.


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
Martha Scroggins:
-----------------
Since 1998, Ms. Scroggins has served as corporate secretary at Plus Solutions, Inc. Since 1996, Ms. Scroggins has also served as director and corporate secretary of Digitsmith, Inc., a privately held Texas company in the business of embroidered graphics. From 1996 to 1998, she served as corporate secretary at Alliance Associates, LLC, a Texas limited liability company. From 1988 to 1996, Ms. Scroggins served as manager and contract administrator for AmGas Inc., in Dallas, Texas. Ms. Scroggins graduated from the University of North Texas with a Bachelor of Science degree in education.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

     On December 17, 1997, the Company issued 500,000 share each to Messrs. Snelling and Mallon, the founders of the Company. Such shares were issued for services rendered by each individual in connection with the organization of the Company valued at $500 each for purposes of that transaction. Messrs. Snelling and Mallon were the only members of the Board of Directors approving that transaction. The Company is of the opinion that the foregoing transaction was no less favorable than could have been obtained from an unaffiliated third party.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based on a review of Reports filed pursuant to Section 16 of the 1934 Act, none of the reporting person failed to file or filed late any of the required reporting forms.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

     The Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. During the fiscal year ended December 31, 1999, the Board had no meetings but took action by unanimous consent on five separate occasions. The Company did not have any disagreements with any of the Outgoing Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Neither of the Company's executive officers received any compensation or other remuneration in his capacity as such during the year ended December 31, 1998 or to date in 1999. Mr. Snelling, the Company's sole employee, presently serves without compensation. Beginning January 1, 1999, the Company expenses $500 per month on its financial statements based upon the estimated fair market value of the services provided by the President. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

Compensation of Directors

     The Company's directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.


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
SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SNELLING TRAVEL, INC.


                              By: /s/ Rollins C. Snelling
                                 ----------------------------------
                                 Rollins C. Snelling, President

Dated: December 28, 1999


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